Exhibit 21.1


                            Consolidated Edison, Inc.

                                  Subsidiaries


1. Consolidated Edison Company of New York, Inc.("Con Edison of New York"), a New York corporation, all of the common stock of which is owned by Consolidated Edison, Inc.
      ("Con Edison").

 2. Orange and Rockland Utilities, Inc.("O&R") , a New York corporation, wholly-owned by Con Edison, and O&R's subsidiaries: Rockland Electric Company, a New Jersey corporation, and Pike County Light & Power Company, a Pennsylvania corporation, each of which is wholly-owned by O&R.

Neither Con Edison, Con Edison of New York nor O&R have any significant subsidiaries other than as indicated above. Pursuant to Item 601(b) (21) of Regulation S-K, the names of subsidiaries, which considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" (as defined under Rule 1-02(w) of Regulation S-X) as of December 31, 1999 have been omitted.